                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF OCTOBER 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: ALL POWERS ASSIGNED TO CEO MARCO PATUANO

Minucci to chair the Board Meeting. Process started to designate the new Chairman

Milan, 03 October 2013

The Board of Directors of Telecom Italia, chaired by its Deputy Chairman, Aldo Minucci, after the resignation of Franco Bernabè in agreement with the Board, has started the process to designate the new Chairman of the Company. In the meantime, as set out in the Company's Succession Plan (2012 Corporate governance and share ownership report available on www.telecomitalia.com), the powers and organizational responsibilities previously assigned to Mr Bernabè have been temporarily attributed to the Managing Director and Chief Executive Officer, Marco Patuano, while the Deputy Chairman is acting as chairman of the Board and legal representative of Telecom Italia, in a temporary capacity.

The Board of Directors has also approved the severance package awarded to Mr. Bernabè. In accordance with the applicable provisions settled at the time (2012 Remuneration Report, available on www.telecomitalia.com), he will receive the compensation he would have been entitled to until the natural end of his mandate (fixed salary, variable salary, benefits and other compensation to balance the fiscal charges applicable to taxed benefits), which will cost the Company a total of approximately 3.7 million euros. The Board of Directors, in line with the possibility provided for in the existing contract, also resolved to enter into a non-competition agreement for 12 months, which will cost the Company approximately 2.9 million euros.

Regarding the replacement of Mr. Catania (who ceased to hold office on 13 September last), the Board has coopted Professor Angelo Provasoli (whose curriculum vitae is annexed to this release), as recommended by the Nomination and Remuneration Committee. He qualifies as an independent director, since he meets the requirements set out in the Corporate Governance Code of Borsa Italiana, to which Telecom Italia adheres.

Regarding the replacement of Mr. Catania as Chairman of the Control and Risk Committee and Chairman of the Nomination and Remuneration Committee, the Board has appointed director Jean Paul Fitoussi as Chairman of the latter and he will also act in a temporary capacity as chairman of the Control and Risk Committee.

Finally, the Board of Directors approved a new version of the Group's Code of Ethics and Conduct (being published on the Company's website www.telecomitalia.com). The new Code is organised into four sections:

- General Principles, highlighting the role of the Code of Ethics as the foundation of the organisational model and internal control and risk management system of the Group;

- Values, which identifies and focuses the principal values of the Group (Ethics and Compliance, Service Excellence, Competition, Communication, Community, Human Resources, Health & Safety);

- Behaviours, setting out the conducts required from the addressees of the code (including the corporate bodies, the management, employees of all Group companies and external collaborators, as well as third parties doing business with the Group, where required by the company procedural system);

- Reporting, setting out the ways in which any irregularities or negligence in compliance with the obligations are to be reported.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

CURRICULUM VITAE
Angelo Provasoli

Born in Milan on June 7th 1942, degree in Business Administration granted by the Università Commerciale Luigi Bocconi.
Final grade: 110 / 110 summa cum laude.
In 1967 he joined the faculty of Business Administration at the Università L. Bocconi as Assistant Professor.
In 1976 he was appointed full Professor of Business Administration. He taught at the Università degli Studi of Catania and at the Università degli Studi of Bergamo. Since 1983 he has been full Professor of Accounting at the Università
L. Bocconi, Milan.
He is Professor Emeritus at Università L. Bocconi.
He has been Rector of Università L. Bocconi from 2004 to 2008.
He is currently Chairman of the Board of Directors of RCS Media Group, Member of the Board of Directors of Bracco S.p.A.
and Chairman of the Board of Statutory Auditors of Cassa Depositi e Prestiti and of Fondo Strategico Italiano.
He has been President of the Board of Statutory Auditors of Bank of Italy, member of the Supervisory Board of EFRAG and Chairman of the Executive Committee of OIC - Organismo Italiano di Contabilità -, the Italian Accounting
Standard Setter.
He is Certified Public Accountant and member of the Italian Business Administration Society.
He has been awarded with the Gold Medal of the City of Milan and with the Order of Merit of the Italian Republic.
He is author of several publications on accounting and business administration.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the six months ended June 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2013-2015 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 3rd, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager